FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   April, 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X   Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                       Notice of a Mandatory Tender Offer

CEZ, a. s., having its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No.: 45274649, hereby gives notification that, as a result of its having acquired a share in the voting rights allowing it to control the company on April 2, 2003, it became obliged to make a tender offer to the shareholders of the target company, St0edoeeska energeticka a.s., with its registered office at Vinohradska 325/8, 120 21 Prague 2, Identification No.: 60193140.

CEZ, a. s., having its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No.: 45274649, hereby gives notification that, as a result of its having acquired a share in the voting rights allowing it to control the company on April 2, 2003, it became obliged to make a tender offer to the shareholders of the target company, Zapadoeeska energetika, a.s., Guldenerova 19, 303 28 Plzeo, Identification No.: 49790463.





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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a. s.

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                                                     (Registrant)
Date: April 7, 2003


                                            By:
                                               ---------------------------------
                                                       Libuse Latalova
                                               Head of Finance Administration